Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,

(Dollars in thousands)	2010	2009
EARNINGS:
Income before income taxes	$160,903	$269,551
Add (deduct):
Equity in earnings of unconsolidated entities	(50,447)	(50,121)
Distributions from unconsolidated entities	48,491	12,997
Amortization of capitalized interest	227	126
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(11,510)	(12,495)
	$147,664	$220,058
Add fixed charges:
Consolidated interest expense (1)	32,962	39,283
Interest portion (1/3) of consolidated rent expense	21,155	20,651
	$201,781	$279,992

FIXED CHARGES:
Consolidated interest expense (1)	$32,962	$39,283
Capitalized interest	1,160	642
Interest portion (1/3) of consolidated rent expense	21,155	20,651
	$55,277	$60,576

RATIO OF EARNINGS TO FIXED CHARGES	3.65	4.62

(1)   Interest expense on income tax contingencies is not included in fixed charges.